                                                                  EXHIBIT (c)(3)

                                  March 9, 2000



Petroglyph Energy, Inc.
1302 North Grand
Hutchinson, Kansas  67501

Attention:  Mr. Robert C. Murdock, President

                                       Re:  Appraisal
                                            Petroglyph Energy, Inc.
                                            Oil and Gas Interests-All Properties
                                            Constant Prices and Expenses

Gentlemen:

In accordance with your request, we have prepared an appraisal of the interests owned by Petroglyph Energy, Inc. (Petroglyph) in various properties located in the states of Texas and Utah. The effective date of the appraisal is January 1, 2000, and the results are summarized as follows:

                                            ESTIMATED REMAINING
                                               NET RESERVES                   FUTURE NET REVENUE
                                      -----------------------------     -----------------------------
    RESERVE                                Oil             Gas                          Present Worth
CLASSIFICATION                          (Barrels)         (MCF)            Total           Disc.@10%
--------------                        ------------     ------------     ------------    -------------

Proved Developed
   Producing                             1,784,400        4,964,306     $ 25,711,630     $ 16,996,020
   Behind Pipe                           2,353,932        6,102,745       45,137,510       16,579,550
   Non-Producing Secondary               6,235,659       13,074,730      135,807,700       76,652,670
                                      ------------     ------------     ------------     ------------

Total Proved Developed                  10,373,991       24,141,781     $206,656,840     $110,228,240

Proved Undeveloped
   Primary                                       0        2,262,363     $  3,446,076     $  1,713,594
   Secondary                             1,717,487        3,612,688       36,085,200       18,750,050
   Primary and Secondary                 6,397,224       13,415,380      100,195,500       20,590,870
                                      ------------     ------------     ------------     ------------

Total Proved Undeveloped                 8,114,711       19,290,431     $139,726,776     $ 41,054,514

TOTAL ALL RESERVES                      18,488,702       43,432,212     $346,383,616     $151,282,754

Note:  Totals may not agree due to computer roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the appraised interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value. No provision has been made for the cost of plugging and abandoning the properties or for the value of salvable equipment.

Summary forecasts of annual gross and net production, severance and ad valorem taxes, operating income, and net revenue by reserve type are included in Schedule No. 1, Volume I. Also presented in Schedule No. 1 are present worth determinations at ten discount rates, ranging from 10 to 100 per cent and plots showing the historical and projected performance for each category. Schedule No. 2, Volume I reflects summary forecasts and performance plots for the individual fields by reserve category. Schedule No. 3, Volume I is an alphabetical listing by lease name for each field. Schedule No. 4, Volume I is a sequential listing of the individual properties based on discounted future net revenue for the various reserve categories. The determination of future net revenue by reserve category for the individual leases is reflected on Schedule Nos. 5 through 9 of Volume I and Schedule Nos. 1 through 4 of Volume II. The interests shown on the various schedules are the interests owned as of the effective date. Changes provided for in various contracts have been taken into consideration in our calculations.

The appraised properties are grouped into five areas, Antelope Creek and Duchesne Fields, Duchesne County, Utah, Natural Buttes Field, Uinta County, Utah and the Texas properties located in Dewitt and Victoria Counties. Antelope Creek is the major field having over 83 per cent of the proved developed producing and 97 per cent of the proved undeveloped reserves in terms of barrels of oil equivalent. Petroglyph is the operator of all the evaluated properties with the exception of several of the Texas properties.

The Antelope Creek Unit in the Antelope Creek Field is not fully developed. Development plans included in this evaluation are based upon the information currently available from Petroglyph. Petroglyph may make some revisions as more wells are drilled and additional geologic information regarding the extent of the producing areas and the quality of the pay section becomes available. Such changes may affect our estimates of reserves and projections.

ANTELOPE CREEK UNIT

Petroglyph currently owns a 100 per cent working interest in the Antelope Creek Unit, which comprises approximately 16,000 gross acres. The unit has been developed on 40-acre spacing and includes approximately 87 full-time and 27 part-time producing wells, 4 wells waiting on completion and 37 injection wells at the time of this evaluation.

Oil production, which is obtained from various intervals of the Green River formation, has been established on approximately 5,500 acres of the Unit. The produced oil has an API gravity of 31 degrees with a high paraffin content, giving it a viscosity of 2.9 centipoise at initial reservoir conditions and a pour point at surface conditions of greater than 100 degrees F. Consequently, certain special surface facilities are necessary to produce this crude oil.

Oil production in the Unit area commenced in 1983. A cumulative volume of approximately 3.2 million barrels of oil and 10.3 BCF of gas has been recovered to December 1, 1999. The wells produced an average of 952 barrels of oil and 743 MCF of gas per day during the month of November 1999. In addition, the wells produced a daily average of 1,349 barrels of water.

The Green River formation, which is encountered between depths of 4,000 and 6,000 feet, includes multiple sandstone zones ranging in thickness from 4 to 25 feet. Typical wells produce from two to nine zones in the Antelope Creek Unit. Average porosity of the zones of interest is 14 per cent with an average sand net pay thickness of 75 feet per well. The lower Green River sands in this area are of similar time and deposition and correlate very well across a large area.

The Antelope Creek Unit is felt to be an analog to several successful secondary recovery projects in the general area, all of which have been in operation for a number of years. It is planned to continue to develop the Antelope Creek Unit as a secondary recovery project. Water is being obtained from three different sources, namely; produced water, purchased water and water supply wells. A pipeline bringing water from the East Duchesne Water District was completed in August, 1997. Seven water supply wells, capable of producing 7,000 barrels of water per day from a shallow aquifer and a commitment from East Duchesne Water District for 10,000 barrels of water per day are currently providing the necessary injection volumes.

The expanded injection program, initiated in mid-1997, has demonstrated response in several areas of the field. Producing wells in Sections 18, 19, 21 and 28, have recently displayed the initial phases of the anticipated response profile as a result of the injection in these areas.

CLASSIFICATION OF RESERVES

Reserves attributed to the appraised leases have been classified "proved developed producing," "proved developed behind-pipe," "proved developed non-producing secondary," "proved undeveloped primary," and "proved undeveloped secondary."

Proved Developed Producing Reserves in the Antelope Creek Unit and Duchesne Field are those reserves expected to be recovered from currently producing zones under continuation of present operating methods. These reserves include some secondary reserves in areas where initial response is currently evident.

Proved Developed Behind-Pipe Reserves in the Antelope Creek Unit are those reserves expected to be recovered from zones currently behind-pipe in existing wells. These zones are considered proven by virtue of successful testing or production in offsetting wells. These reserves include both primary and secondary reserves.

Proved Developed Non-Producing Secondary Reserves in the Antelope Creek Unit are those secondary reserves expected to be recovered from producing wells immediately offsetting injection wells. These reserves are in addition to any secondary reserves currently projected in the proved producing reserve forecasts.

Proved Undeveloped Primary Reserves in the Natural Buttes Field are those reserves attributable to wells to be drilled at locations which can be considered proved by virtue of favorable structural position and which can be anticipated with a high degree of certainty.

Proved Undeveloped Secondary Reserves in the Antelope Creek Unit have been estimated for wells in developed areas that are more than one location away from active injection wells. These reserves are attributable to the pressure maintenance project currently being developed. The reserves are considered proved by virtue of successful pilot projects, successful projects involving the zones in the vicinity and the initial response noted in certain areas of the unit.

ESTIMATION OF RESERVES

Proved Developed Producing Reserves

Antelope Creek Unit, Duchesne Field and Texas Properties

The majority of the existing wells have been producing for a considerable length of time, and their production exhibits well-established decline trends. Oil and gas reserves attributable to these wells were based upon extrapolation of these trends to economic limits. Gas reserves were reduced by eleven per cent to account for lease use and compression in the Antelope Creek Unit.

Reserves anticipated from new wells in the Antelope Creek Unit have been based upon analogy with similar wells, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures, and other pertinent factors were considered in the estimations of these reserves.

Reserves anticipated from wells responding to injection in the Antelope Creek Unit have been based upon a flattening of the production rate followed by a return to the established field decline to the economic limit. Any additional secondary reserves projected for future response have been classified as proved developed non-producing secondary.

Proved Developed Behind-Pipe Reserves

Antelope Creek Unit

Two groups of behind-pipe reserves have been assigned. The first group includes behind-pipe Green River reserves in four wells drilled and waiting on completion. The second group consists of behind-pipe Green River reserves in 98 active producing wells.

Estimated reserves have been based on an analysis of the producing Green River completions. This analysis related the projected ultimate primary recovery to the completed Green River porosity-feet for each producing well. Based on this relationship, the anticipated behind-pipe primary reserves were estimated for the porosity-feet behind-pipe in the 98 producing wells, 24 injection wells and the four wells waiting on completion.

Behind-pipe reserves have been limited to the porosity-feet in each well considered floodable by correlation to offset injection wells. These reserves include the anticipated secondary reserves, which have been based on a secondary to primary recovery ratio of 1:1.

Natural Buttes Field

Behind-pipe reserves have been assigned to one well drilled and waiting on pipeline hook-up and fracture treatment. Reserves have been based upon analogy to other wells in the area producing from the Wasatch formation and volumetric determinations considering net pay thickness, porosity, water saturation, drainage area and other pertinent factors.

Texas Properties

Behind-pipe reserves have been assigned to three wells in Texas.

Proved Developed Non-Producing Secondary Reserves

Antelope Creek Field

Proved developed non-producing secondary reserves have been assigned to the producing wells that offset active injection wells, which have not responded to date. These reserves were based on a secondary to primary oil recovery ratio, which was obtained from a study of other Green River secondary projects in the area.

In certain areas of the Antelope Creek Field, the initial production response from water injection has influenced the proved developed producing reserves. For these wells, estimates of the ultimate primary recovery were compared to the proved developed producing ultimate recovery. Adjustments were made to the non-producing secondary reserves to account for the portion of ultimate secondary recovery currently included in the proved developed producing reserves.

Proved Undeveloped Primary Reserves

Natural Buttes Field

Proved undeveloped reserves have been assigned to wells to be drilled at two locations in the Natural Buttes Field to the Wasatch formation which is encountered at depths of over 6,500 feet. Anticipated recovery is estimated to be 1.1 BCF of gas per location. Direct offsets have produced over 1 BCF of gas per well and reserves have been based upon analogy to these offsetting wells.

Proved Undeveloped Secondary Reserves

Antelope Creek Field

Undeveloped secondary reserves attributable to the current development were estimated on an individual well basis by applying a secondary to primary ratio to the average primary recovery of the respective well. The secondary to primary well recovery ratio was obtained from a study of other Green River secondary recovery projects in the area. Consideration was also given to the production response from limited water injection in the Antelope Creek Field, as well as the continuity of the Green River reservoir in the respective areas.

Proved Undeveloped Primary and Secondary Reserves

Undeveloped primary and secondary reserves were assigned to eighty-three 40-acre locations considered proved by virtue of having at least two offsetting wells. Reserves were assigned to these locations by using the average primary recovery of the offsetting wells and the anticipated secondary-to-primary ratio.

FUTURE NET REVENUE

Oil Income

Income from the sale of oil was estimated using the following oil prices provided by the staff of Petroglyph:

                                FIELD                              $/BARREL
                                -----                              --------

                      Antelope Creek                          19.95 to January, 2001
                      Antelope Creek                          25.60 thereafter
                      Duchesne                                Same as Antelope Creek
                      Natural Buttes                             --
                      Texas Properties                        24.33

This price was held constant throughout the life of each lease. Provisions were made for state severance and ad valorem taxes.

Gas Income

Income from the sale of gas was based upon the following gas prices provided by the staff of Petroglyph:

                               FIELD                                $/MCF
                               -----                                -----

                      Antelope Creek                           2.04 to January 2001
                      Antelope Creek                           1.95 thereafter
                      Duchesne                                 Same as Antelope Creek
                      Natural Buttes                           Same as Antelope Creek
                      Texas Properties                         2.30

These prices were held constant throughout the life of each lease. Adjustments were made for state severance and ad valorem taxes.

Lease Operating Expenses

Operating expenses were based upon actual operating costs, which were supplied by the staff of Petroglyph. These costs have been reduced to account for the portion of COPAS overhead paid by other working interest owners.

Lease operating expenses have been forecast on an individual well basis for the life of the producing reserves. Expenses for the various categories of non-producing reserves begin following the producing life of the respective well.

No escalations were applied to any of the estimated lease operating expenses.

Future Expenses

Future expenses projected for the completion of the behind-pipe reserves include the perforating and stimulation costs. These expenses have been based on information provided by Petroglyph and supported by historical cost comparisons on a porosity-foot basis.

Future expenses projected for the development of the undeveloped reserves include drilling and completion costs, infrastructure and pipeline costs and injection well conversion costs. These expenses have been based upon information provided by Petroglyph and supported with historical cost comparisons from the wells drilled to date.

These estimated future expenses have been held constant throughout the life of the field.

GENERAL

Information upon which this appraisal has been based was furnished by the staff of Petroglyph or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the appraised properties.

Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of Petroglyph.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner and that the waterflood expansion will proceed as projected. Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

Graphs showing past production and estimated future performance of the individual properties precede the respective cash flow projections. Estimates of future performance shown on the graphs were made prior to the economic determinations. These forecasts may extend beyond the calculated economic limits reflected by the cash flow projections.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Neither has an attempt been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those stated above, the future net cash from the sale of production from the appraised properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

This report is to be used only in its entirety. Individual cash projections are not to be distributed unless accompanied by this letter.

We appreciate this opportunity to be of service to you.

                                        Very truly yours,



                                        /s/ LEE KEELING AND ASSOCIATES, INC.
                                        LEE KEELING AND ASSOCIATES, INC.